Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy reports second quarter 2024 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, free funds flow and net debt) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

Calgary, Alberta (August 6, 2024)

•	Generated $3.4 billion in adjusted funds from operations and $1.4 billion in free funds flow.
•	Returned over $1.5 billion to shareholders via $825 million in share repurchases and $698 million in dividends.
•	Strong upstream production of 771,000 barrels per day (bbls/d) and refinery throughput of 431,000 bbls/d.
•	Successfully executed approximately $800 million in second quarter turnaround activity safely, efficiently and ahead of schedule.
•	Record first half upstream production of 803,000 bbls/d and refinery throughput of 443,000 bbls/d.
•	First half upgrader utilization of 94% and refinery utilization of 95%, including the impacts of major turnaround activity.

“Following a strong first quarter, the second quarter was about execution and momentum. High quality execution of major upstream and downstream turnaround activities and maintaining momentum in targeted improvement priorities, including operational reliability and cost management,” said Rich Kruger, Suncor’s President and Chief Executive Officer. “With these clear priorities and a determination to consistently achieve the highest levels of performance, the organization delivered on its commitments; operating safely, cost-effectively, reliably and profitably. With the majority of 2024’s planned maintenance complete, the company is very well positioned for a strong second half of the year.”

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Second Quarter Results

Financial Highlights	Q2	Q1	Q2
($ millions, unless otherwise noted)	2024	2024	2023
Net earnings	1 568	1 610	1 879
Per common share(1) (dollars)	1.22	1.25	1.44
Adjusted operating earnings(2)	1 626	1 817	1 253
Per common share(1)(2) (dollars)	1.27	1.41	0.96
Adjusted funds from operations(2)	3 397	3 169	2 655
Per common share(1)(2) (dollars)	2.65	2.46	2.03
Cash flow provided by operating activities	3 829	2 787	2 803
Per common share(1) (dollars)	2.98	2.16	2.14
Capital and exploration expenditures(3)	1 964	1 237	1 551
Free funds flow(2)	1 350	1 858	1 042
Dividend per common share(1) (dollars)	0.55	0.55	0.52
Share repurchases per common share(4) (dollars)	0.64	0.23	0.52
Returns to shareholders(5)	1 523	995	1 363
Net debt(2)(6)	9 054	9 552	11 170

	Q2	Q1	Q2
Operating Highlights	2024	2024	2023
Total upstream production (mbbls/d)	770.6	835.3	741.9
Refinery utilization (%)	92	98	85

(1)	Presented on a basic per share basis.
(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP Financial Measures section of this news release.
(3)	Excludes capitalized interest and capital expenditures related to assets previously held for sale.
(4)	Calculated as the total cost of share repurchases divided by the weighted average number of shares outstanding for the applicable period.
(5)	Includes dividends paid on common shares and repurchases of common shares.
(6)	Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitors capital structure. Prior period comparatives have been restated to reflect this change.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q2	Q1	Q2
($ millions)	2024	2024	2023
Net earnings	1 568	1 610	1 879
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	103	220	(244)
Unrealized gain on risk management activities	(52)	(2)	(10)
Gain on significant disposal	—	—	(607)
Restructuring charge	—	—	275
Income tax expense (recovery) on adjusted operating earnings adjustments	7	(11)	(40)
Adjusted operating earnings(1)	1 626	1 817	1 253

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non GAAP Financial Measures section of this news release.

•	Suncor’s adjusted operating earnings increased to $1.626 billion ($1.27 per common share) in the second quarter of 2024, compared to $1.253 billion ($0.96 per common share) in the prior year quarter, primarily due to higher realized crude oil prices and increased Oil Sands sales volumes, as well as higher refinery production in Refining and Marketing (R&M), partially offset by higher royalties, lower Exploration and Production (E&P) volumes and lower refined product realizations.
•	Net earnings were $1.568 billion ($1.22 per common share) in the second quarter of 2024, compared to $1.879 billion ($1.44 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the second quarter of 2024 and the prior year quarter were impacted by the reconciling items shown in the table above.
•	Adjusted funds from operations were $3.397 billion ($2.65 per common share) in the second quarter of 2024, compared to $2.655 billion ($2.03 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings.
•	Cash flow provided by operating activities, which includes changes in non-cash working capital, was $3.829 billion ($2.98 per common share) in the second quarter of 2024, compared to $2.803 billion ($2.14 per common share) in the prior year quarter.
•	Suncor’s total operating, selling and general (OS&G) expenses were $3.153 billion in the second quarter of 2024, compared to $3.440 billion in the prior year quarter, with the decrease primarily due to the restructuring charge of $275 million in the prior year quarter related to the company’s workforce reductions, decreased operations and maintenance costs, and lower commodity costs, partially offset by the company’s increased working interest in Fort Hills and higher share-based compensation expenses.
•	As at June 30, 2024, Suncor’s net debt was $9.054 billion, a decrease of $498 million compared to March 31, 2024.

Operating Results

	Q2	Q1	Q2
(mbbls/d, unless otherwise noted)	2024	2024	2023
Total Oil Sands bitumen production	834.4	932.1	814.3
SCO and diesel production	488.3	572.5	521.6
Inter-asset transfers and consumption	(26.6)	(27.5)	(16.6)
Upgraded production – net SCO and diesel	461.7	545.0	505.0
Bitumen production	308.2	297.9	200.2
Inter-asset transfers	(53.9)	(57.9)	(26.1)
Non-upgraded bitumen production	254.3	240.0	174.1
Total Oil Sands production	716.0	785.0	679.1
Exploration and Production	54.6	50.3	62.8
Total upstream production	770.6	835.3	741.9
Refinery utilization (%)	92	98	85
Refinery crude oil processed	430.5	455.3	394.4

•	Total Oil Sands bitumen production increased to 834,400 bbls/d in the second quarter of 2024, compared to 814,300 bbls/d in the prior year quarter, primarily due to the company’s increased working interest in Fort Hills, in addition to record second quarter gross bitumen production at Fort Hills, and record quarterly production at Firebag, partially offset by lower production at Oil Sands Base as a result of planned turnaround and maintenance activities.
•	The company’s net synthetic crude oil (SCO) production was 461,700 bbls/d in the second quarter of 2024, representing combined upgrader utilization of 86%, compared to 505,000 bbls/d and 92% in the prior year quarter, reflecting higher planned maintenance in the current period and strong upgrader utilizations outside of planned maintenance activities.
•	The company leveraged its unparalleled regional integration to generate incremental value and maximize SCO production, through second highest ever quarterly SCO and bitumen inter-asset transfers of 62,500 bbls/d.
•	Non-upgraded bitumen production increased to 254,300 bbls/d in the second quarter of 2024, compared to 174,100 bbls/d in the prior year quarter, primarily due to the company’s increased working interest in Fort Hills, lower demand for upgrader feedstock due to planned maintenance in the quarter and record production at Firebag.

•	E&P production during the second quarter of 2024 decreased compared to the prior year quarter, primarily due to the divestment of the company’s U.K. portfolio, the absence of production from White Rose and lower production from Hebron, partially offset by the addition of production from Terra Nova.
•	Refinery crude throughput increased to 430,500 bbls/d and refinery utilization was 92% in the second quarter of 2024, compared to 394,400 bbls/d and 85% in the prior year quarter, reflecting strong utilizations at all refineries outside of planned turnaround activities in the current quarter, including a new quarterly utilization record at the company’s Edmonton refinery of 108% and improved reliability at the company’s Commerce City refinery compared to the prior year quarter. Following the completion of planned turnaround activities, the company’s refineries finished the quarter strong, with average utilization of over 100% through June and into July.
•	Record quarterly refined product sales of 594,700 bbls/d in the second quarter of 2024, compared to 547,000 bbls/d in the prior year quarter, with the increase primarily due to the company leveraging its extensive domestic sales network and export channels in the current quarter, as well as the impacts of restart activities at the company’s Commerce City refinery in the prior year quarter.

Corporate and Strategy Updates

•	Investor day was held May 21st. For further details, including the full transcript and presentation, see www.suncor.com. Highlights of the update include:

•	Free funds flow improvement of $3.3 billion per year. Suncor highlighted plans to grow free funds flow by $3.3 billion per year by 2026 compared to 2023 by lowering costs and capital, growing upstream production and improving downstream reliability and margins.
•	Grow upstream production by approximately 100,000 bbls/d. Suncor also detailed its plan to grow Upstream production by approximately 100,000 bbls/d from 2023 to 2026.
•	Share buybacks increased to 75% of excess funds. Suncor has increased share buybacks to approximately 75% of excess funds and will increase buybacks further to at or near 100% of excess funds when the revised net debt target of $8 billion is achieved.

Corporate Guidance Updates

There have been no changes to the corporate guidance ranges previously issued on December 5, 2023.

For further details and advisories regarding Suncor’s 2024 corporate guidance, see www.suncor.com/guidance.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, free funds flow and net debt, and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings are reconciled to net earnings in the news release above.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believe reduces comparability between periods.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss) before income taxes	1 792	1 267	196	956	593	518	(398)	(390)	—	—	2 183	2 351
Adjustments for:
Depreciation, depletion, amortization and impairment	1 235	1 183	184	142	236	224	29	28	—	—	1 684	1 577
Accretion	129	115	17	18	3	1	—	—	—	—	149	134
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	103	(244)	—	—	103	(244)
Change in fair value of financial instruments and trading inventory	(42)	18	15	12	41	16	—	—	—	—	14	46
(Gain) loss on disposal of assets	—	—	—	(607)	—	(7)	1	(18)	—	—	1	(632)
Share-based compensation	43	23	3	1	20	8	32	(13)	—	—	98	19
Settlement of decommissioning and restoration liabilities	(85)	(65)	(18)	(2)	(9)	(5)	—	—	—	—	(112)	(72)
Other	36	16	1	1	9	26	12	(18)	—	—	58	25
Current income tax expense	—	—	—	—	—	—	—	—	(781)	(549)	(781)	(549)
Adjusted funds from (used in) operations	3 108	2 557	398	521	893	781	(221)	(655)	(781)	(549)	3 397	2 655
Change in non-cash working capital											432	148
Cash flow provided by operating activities											3 829	2 803

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss) before income taxes	3 163	2 744	470	1 331	1 707	1 511	(937)	(521)	—	—	4 403	5 065
Adjustments for:
Depreciation, depletion, amortization and impairment	2 420	2 321	354	269	480	444	58	59	—	—	3 312	3 093
Accretion	255	229	33	35	6	3	—	—	—	—	294	267
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	323	(241)	—	—	323	(241)
Change in fair value of financial instruments and trading inventory	(40)	45	18	(13)	66	44	—	—	—	—	44	76
Gain on disposal of assets	—	—	—	(608)	—	(18)	(2)	(320)	—	—	(2)	(946)
Share-based compensation	(128)	(37)	6	2	(58)	(19)	(96)	(130)	—	—	(276)	(184)
Settlement of decommissioning and restoration liabilities	(197)	(189)	(20)	(4)	(18)	(12)	—	—	—	—	(235)	(205)
Other	78	32	4	—	16	22	35	(35)	—	—	133	19
Current income tax expense	—	—	—	—	—	—	—	—	(1 430)	(1 287)	(1 430)	(1 287)
Adjusted funds from (used in) operations	5 551	5 145	865	1 012	2 199	1 975	(619)	(1 188)	(1 430)	(1 287)	6 566	5 657
Change in non-cash working capital											50	(1 815)
Cash flow provided by operating activities											6 616	3 842

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted funds from (used in) operations	3 108	2 557	398	521	893	781	(221)	(655)	(781)	(549)	3 397	2 655
Capital expenditures including capitalized interest(1)	(1 437)	(1 043)	(229)	(182)	(375)	(377)	(6)	(11)	—	—	(2 047)	(1 613)
Free funds flow (deficit)	1 671	1 514	169	339	518	404	(227)	(666)	(781)	(549)	1 350	1 042

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted funds from (used in) operations	5 551	5 145	865	1 012	2 199	1 975	(619)	(1 188)	(1 430)	(1 287)	6 566	5 657
Capital expenditures including capitalized interest(1)	(2 432)	(1 853)	(371)	(320)	(543)	(502)	(12)	(24)	—	—	(3 358)	(2 699)
Free funds flow (deficit)	3 119	3 292	494	692	1 656	1 473	(631)	(1 212)	(1 430)	(1 287)	3 208	2 958

(1)	Excludes capital expenditures related to assets previously held for sale of nil in the second quarter and first six months of 2024, compared to $66 million and $108 million in the second quarter and first six months of 2023, respectively.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	June 30	December 31
($ millions, except as noted)	2024	2023
Short-term debt	38	494
Current portion of long-term debt	—	—
Long-term debt	11 390	11 087
Total debt(1)	11 428	11 581
Less: Cash and cash equivalents	2 374	1 729
Net debt (1)	9 054	9 852
Shareholders’ equity	44 501	43 279
Total debt plus shareholders’ equity	55 929	54 860
Total debt to total debt plus shareholders’ equity(1) (%)	20.4	21.1
Net debt to net debt plus shareholders’ equity(1) (%)	16.9	18.5

(1)	Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitors capital structure. Prior period comparatives have been restated to reflect this change.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's strategy, focus, goals and priorities and the expected benefits therefrom. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 21, 2024, Suncor’s Report to Shareholders for the Fourth Quarter of 2024 dated February 21, 2024, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

To view a full copy of Suncor’s second quarter 2024 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's second quarter results, visit suncor.com/webcasts.

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com

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